UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 32)*

Sears Holdings Corporation

(Name of Issuer)

Common Shares

(Title of Class of Securities)

812350106

(CUSIP Number)

Janice V. Sharry, Esq.

Haynes and Boone, LLP

2323 Victory Avenue, Suite 700

Dallas, Texas 75219

(214) 651-5000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 10, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 812350106

1.	Names of reporting persons. ESL Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 21,992,640
	8.	Shared voting power 0
	9.	Sole dispositive power 21,992,640
	10.	Shared dispositive power 25,238,782
11.	Aggregate amount beneficially owned by each reporting person 47,231,422
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 44.4% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. SPE I Partners, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 1,939,872
	8.	Shared voting power 0
	9.	Sole dispositive power 1,939,872
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 1,939,872
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 1.8% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. SPE Master I, LP
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 2,494,783
	8.	Shared voting power 0
	9.	Sole dispositive power 2,494,783
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 2,494,783
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 2.3% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,427,295
	8.	Shared voting power 0
	9.	Sole dispositive power 26,427,295
	10.	Shared dispositive power 25,238,782
11.	Aggregate amount beneficially owned by each reporting person 51,666,077
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.5% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Institutional Partners, L.P.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,230
	8.	Shared voting power 0
	9.	Sole dispositive power 10,230
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,230
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) PN

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. RBS Investment Management, L.L.C.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 10,230
	8.	Shared voting power 0
	9.	Sole dispositive power 10,230
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 10,230
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. CRK Partners, LLC
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 747
	8.	Shared voting power 0
	9.	Sole dispositive power 747
	10.	Shared dispositive power 0
11.	Aggregate amount beneficially owned by each reporting person 747
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 0.0% (1)
14.	Type of reporting person (see instructions) OO

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. ESL Investments, Inc.
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization Delaware
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 26,438,272
	8.	Shared voting power 0
	9.	Sole dispositive power 26,438,272
	10.	Shared dispositive power 25,238,782
11.	Aggregate amount beneficially owned by each reporting person 51,677,054
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.5% (1)
14.	Type of reporting person (see instructions) CO

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

CUSIP No. 812350106

1.	Names of reporting persons. Edward S. Lampert
2.	Check the appropriate box if a member of a group (see instructions) (a) ☒ (b) ☐
3.	SEC use only
4.	Source of funds (see instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or place of organization United States
Number of shares beneficially owned by each reporting person with	7.	Sole voting power 51,677,054
	8.	Shared voting power 0
	9.	Sole dispositive power 26,438,272
	10.	Shared dispositive power 25,238,782
11.	Aggregate amount beneficially owned by each reporting person 51,677,054
12.	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13.	Percent of class represented by amount in Row (11) 48.5% (1)
14.	Type of reporting person (see instructions) IN

(1)	Based upon 106,482,832 common shares outstanding as of October 30, 2014, as disclosed in Holdings’ Prospectus Supplement that was filed by Holdings with the Securities and Exchange Commission on October 30, 2014.

This Amendment No. 32 to Schedule 13D (this “Amendment”) relates to common shares, par value $0.01 per share (the “Holdings Common Stock”), of Sears Holdings Corporation, a Delaware corporation (“Holdings”). This Amendment amends the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission by ESL Partners, L.P., a Delaware limited partnership (“Partners”), SPE I Partners, LP, a Delaware limited partnership (“SPE I”), SPE Master I, LP, a Delaware limited partnership (“SPE Master I” and, together with SPE I, the “SPEs”), RBS Partners, L.P., a Delaware limited partnership (“RBS”), ESL Institutional Partners, L.P., a Delaware limited partnership (“Institutional”), RBS Investment Management, L.L.C., a Delaware limited liability company (“RBSIM”), CRK Partners, LLC, a Delaware limited liability company (“CRK LLC”), ESL Investments, Inc., a Delaware corporation (“ESL”), and Edward S. Lampert, a United States citizen, by furnishing the information set forth below. Except as otherwise specified in this Amendment, all previous Items are unchanged. Capitalized terms used herein which are not defined herein have the meanings given to them in the Schedule 13D, as previously amended, filed with the Securities and Exchange Commission.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and supplemented as follows:

“In a grant of Holdings Common Stock by Holdings on October 31, 2014, pursuant to the Letter between Holdings and Mr. Lampert, Mr. Lampert acquired an additional 10,311 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock as consideration for serving as Chief Executive Officer and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.

In a grant of Holdings Common Stock by Holdings on October 31, 2014, pursuant to the Make Whole Award, Mr. Lampert acquired an additional 2,313 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock pursuant to the Make Whole Award and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.

Additionally, on October 18, 2014, the Compensation Committee of the Board of Directors of Holdings approved awards (“Rights Offering Awards”) to holders of outstanding awards, including Mr. Lampert, under the 2013 Stock Plan. The Rights Offering Awards were approved to preserve the benefit of the underlying equity awards in connection with the Rights Offering to purchase Sears Canada Shares. The Rights Offering Award granted to Mr. Lampert is in the form of Holdings Common Stock and will be issued in equal monthly installments on the last business day of each month through January 31, 2015, subject to the same terms that govern the issuance of Holdings Common Stock scheduled to be issued to Mr. Lampert under the 2013 Stock Plan.

In a grant of Holdings Common Stock by Holdings on October 31, 2014, pursuant to the Rights Offering Award, Mr. Lampert acquired an additional 62 shares of Holdings Common Stock. Mr. Lampert received the Holdings Common Stock pursuant to the Rights Offering Award and no cash consideration was paid by Mr. Lampert in connection with the receipt of such Holdings Common Stock.

On November 3, 2014, in connection with a subscription rights offering (the “NotesWarrants Offering”), by Holdings to the holders of Holdings Common Stock as of 5:00 p.m. New York City Time on October 30, 2014 (the “Record Date”), Holdings distributed to Partners, SPE I, SPE Master I, CRK LLC, Institutional and Mr. Lampert, at no charge, an aggregate of 606,477 subscription rights. Each subscription right entitles its holder to purchase a unit (collectively, “Units”) consisting of (i) a 8% senior unsecured note due 2019 in the principal amount of $500 (collectively, “Notes”) and (ii) 17.5994 warrants, with each warrant entitling the holder thereof to purchase one share of Holdings Common Stock (collectively, “Warrants”). A form of the subscription rights certificate is attached hereto as Exhibit 99.15 and incorporated by reference herein.

On November 10, 2014, the SPEs distributed pro rata to each of their respective owners, indirectly including Mr. Lampert, at no cost, all 52,056 subscription rights they received in the NotesWarrants Offering (collectively, the “Distributed Rights”). Accordingly Mr. Lampert ultimately received an additional 8,668 subscription rights as his pro rata portion of the Distributed Rights.”

Item 4. Purpose of Transaction.

Item 4 is hereby amended and supplemented as follows:

Holdings is conducting the NotesWarrants Offering, whereby Holdings distributed, at no charge, to each holder of its outstanding Holdings Common Stock as of the Record Date, transferrable subscription rights to purchase Units from Holdings at a price of $500 per Unit. Holdings distributed to each holder of its Holdings Common Stock one transferrable subscription right for every 85.1872 shares of Holdings Common Stock owned by that stockholder as of the Record Date, subject to certain exceptions. A form of the subscription rights certificate is attached hereto as Exhibit 99.15 and incorporated by reference herein.

On November 3, 2014, in connection with the NotesWarrants Offering, Holdings distributed to Partners, SPE I, SPE Master I, CRK LLC, Institutional and Mr. Lampert, at no charge, subscription rights to purchase 606,477 Units from Holdings.

The SPEs are liquidating entities and do not make new investments, such as the exercise of subscription rights. Accordingly, on November 10, 2014, the SPEs distributed pro rata to each of their respective owners, indirectly including Mr. Lampert, all the subscription rights they received in the NotesWarrants Offering.

Prior to the completion of the NoteWarrants Offering, both Partners and Mr. Lampert (together, the “Participants”) will exercise all of their subscription rights, including the subscription rights distributed to Mr. Lampert by the SPEs and any other subscription rights acquired by the Participants.1 The Participants also will exercise certain of the over-subscription privileges associated with their subscription rights to the extent Units are not subscribed for by other holders of Holdings Common Stock.

Additionally, on November 4, 2014, in order to preserve the benefit of the NotesWarrants Offering for the shares of Holdings Common Stock scheduled to be issued to Mr. Lampert though January 31, 2015, in connection with his March 18, 2013 offer letter, the Compensation Committee of the Board of Directors of Holdings approved an award of additional shares of Holdings Common Stock to Mr. Lampert, the economic value to be based on the volume-weighted average trading price per subscription right for the 10 trading-day period immediately following the Record Date. The actual number of Holdings Common Stock to be awarded to Mr. Lampert will be determined by taking the economic value as set forth in the previous sentence divided by the volume-weighted average trading price per common share of Holdings Common Stock for the 10 trading-day period immediately following the Record Date.”

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated in its entirety as follows:

“(a)-(b) Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

Each Reporting Person may be deemed to be a member of a group with respect to Holdings or securities of Holdings for the purposes of Section 13(d) or 13(g) of the Act. Each Reporting Person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act) with any other person as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of Holdings or otherwise with respect to Holdings or any securities of Holdings or (ii) a member of any syndicate or group with respect to Holdings or any securities of Holdings.

[1]	The exercise of the subscription rights by the Participants will not effect a change in beneficial ownership of the Reporting Persons until the closing of the NotesWarrants Offering, since Holdings may cancel the NotesWarrants Offering, in its sole discretion, at any time prior to its expiration on November 18, 2014.

As of November 12, 2014, the Reporting Persons may be deemed to beneficially own the shares of Holdings Common Stock set forth in the table below.

REPORTING PERSON	NUMBER OF SHARES BENEFICIALLY OWNED		PERCENTAGE OF OUTSTANDING SHARES	SOLE VOTING POWER		SHARED VOTING POWER	SOLE DISPOSITIVE POWER		SHARED DISPOSITIVE POWER
ESL Partners, L.P.	47,231,422	(1)	44.4%	21,992,640		0	21,992,640		25,238,782
SPE I Partners, LP	1,939,872		1.8%	1,939,872		0	1,939,872		0
SPE Master I, LP	2,494,783		2.3%	2,494,783		0	2,494,783		0
RBS Partners, L.P.	51,666,077	(1)(2)	48.5%	26,427,295	(2)	0	26,427,295	(2)	25,238,782
ESL Institutional Partners, L.P.	10,230		0.0%	10,230		0	10,230		0
RBS Investment Management, L.L.C.	10,230	(3)	0.0%	10,230	(3)	0	10,230	(3)	0
CRK Partners, LLC	747		0.0%	747		0	747		0
ESL Investments, Inc.	51,677,054	(1)(4)	48.5%	26,438,272	(4)	0	26,438,272	(4)	25,238,782
Edward S. Lampert	51,677,054	(1)(5)	48.5%	51,677,074	(1)(5)	0	26,438,272	(5)	25,238,782

(1)	This number includes 25,238,782 shares of Holdings Common Stock held by Mr. Lampert. Partners has entered into a Lock-Up Agreement with Mr. Lampert that restricts the purchase and sale of securities owned by Mr. Lampert. Pursuant to the Lock-Up Agreement, Partners may be deemed to have shared dispositive power over, and to indirectly beneficially own, securities owned by Mr. Lampert. RBS, ESL and Mr. Lampert may also be deemed to have shared dispositive power over, and to indirectly beneficially own, such securities.
(2)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I and 2,494,783 shares of Holdings Common Stock held by SPE Master I. RBS is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Partners, SPE I and SPE Master I.
(3)	This number includes 10,230 shares of Holdings Common Stock held by Institutional. RBSIM is the general partner of, and may be deemed to indirectly beneficially own securities owned by, Institutional.
(4)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional and 747 shares of Holdings Common Stock held by CRK LLC. ESL is the general partner of, and may be deemed to indirectly beneficially own securities owned by, RBS. ESL is the manager of, and may be deemed to indirectly beneficially own securities owned by, RBSIM. ESL is the sole member of, and may be deemed to indirectly beneficially own securities owned by, CRK LLC.
(5)	This number includes 21,992,640 shares of Holdings Common Stock held by Partners, 1,939,872 shares of Holdings Common Stock held by SPE I, 2,494,783 shares of Holdings Common Stock held by SPE Master I, 10,230 shares of Holdings Common Stock held by Institutional, and 747 shares of Holdings Common Stock held by CRK LLC. Mr. Lampert is the Chairman, Chief Executive Officer and Director of, and may be deemed to indirectly beneficially own securities owned by, ESL.

(c) Other than as set forth on Annex B hereto, there have been no transactions in the class of securities reported on that were effected by the Reporting Persons during the past sixty days or since the most recent filing of Schedule 13D, whichever is less.

(d) Not applicable.

(e) Not applicable.”

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended and supplemented as follows:

“The information set forth in Item 4 is incorporated by reference into this Item 6.”

Item 7. Material to be Filed as Exhibits.

Item 7 is hereby amended and restated in its entirety as follows:

“The following exhibits are filed as exhibits hereto:

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (filed herewith).”

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 12, 2014	ESL PARTNERS, L.P.

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE I PARTNERS, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

SPE MASTER I, LP

	By:	RBS Partners, L.P., as its general partner

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS PARTNERS, L.P.

	By:	ESL Investments, Inc., as its general partner

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

ESL INSTITUTIONAL PARTNERS, L.P.

	By:	RBS Investment Management, L.L.C., as its general
partner

	By:	ESL Investments, Inc., as its manager

	By:	/s/ Edward S. Lampert
	Name:	Edward S. Lampert
	Title:	Chief Executive Officer

RBS INVESTMENT MANAGEMENT, L.L.C.

By:	ESL Investments, Inc., as its manager

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

CRK PARTNERS, LLC

By:	ESL Investments, Inc., as its sole member

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

ESL INVESTMENTS, INC.

By:	/s/ Edward S. Lampert
Name:	Edward S. Lampert
Title:	Chief Executive Officer

EDWARD S. LAMPERT

By:	/s/ Edward S. Lampert

ANNEX B

RECENT TRANSACTIONS BY THE REPORTING PERSONS IN THE SECURITIES OF

SEARS HOLDINGS CORPORATION

Entity	Date of Transaction	Description of Transaction	Shares or Rights Acquired		Shares or Rights Disposed		Price Per Share/Right
Edward S. Lampert	10/31/2014	Grant of Shares Pursuant to a Letter between Edward S. Lampert and Holdings	10,311	(1)			$0
Edward S. Lampert	10/31/2014	Grant of Shares Pursuant to the Make-Whole Award	2,313	(1)			$0
Edward S. Lampert	10/31/2014	Grant of Shares Pursuant to the Rights Offering Award	62	(1)			$0
ESL Partners, L.P.	11/03/2014	Acquisition of Rights from Sears Holdings Corporation	258,168	(2)			$0
ESL Institutional Partners, L.P.	11/03/2014	Acquisition of Rights from Sears Holdings Corporation	120	(2)			$0
SPE Master I, LP	11/03/2014	Acquisition of Rights from Sears Holdings Corporation	29,285	(2)			$0
SPE I Partners, LP	11/03/2014	Acquisition of Rights from Sears Holdings Corporation	22,771	(2)			$0
CRK Partners, LLC	11/03/2014	Acquisition of Rights from Sears Holdings Corporation	8	(2)			$0
Edward S. Lampert	11/03/2014	Acquisition of Rights from Sears Holdings Corporation	296,125	(2)
SPE I Partners, LP	11/10/2014	Pro Rata Distribution of Rights to its Partners			22,771	(2)	$0
SPE Master I, LP	11/10/2014	Pro Rata Distribution of Rights to its Partners			29,285	(2)	$0
RBS Partners, L.P.	11/10/2014	Acquisition of Rights from SPE Master I, LP and SPE I Partners, LP as a result of a Pro Rata Distribution	8,668	(2)			$0
RBS Partners, L.P.	11/10/2014	Pro Rata Distribution of Rights			8,668	(2)	$0
Edward S. Lampert	11/10/2014	Acquisition of Rights indirectly from RBS Partners, L.P. as a result of a Pro Rata Distribution	8,668	(2)			$0

(1)	Represents shares of common stock, par value $0.01, of Sears Holdings Corporation.
(2)	Represents subscription rights distributed by Sears Holdings Corporation to its stockholders, each of which entitles its holder to purchase a unit consisting of (i) a 8% senior unsecured note due 2019 in the principal amount of $500 and (ii) 17.5994 warrants, with each warrant entitling the holder thereof to purchase one share common stock, par value $0.01, of Sears Holdings Corporation.

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Amendment, dated March 22, 2005, to the Agreement, dated January 31, 2005, among Kmart Holding Corporation, Sears Holdings Corporation, ESL Partners, L.P., ESL Investors, L.L.C., ESL Institutional Partners, L.P. and CRK Partners II, L.P. (incorporated by reference to Exhibit L to the Amendment to Schedule 13D filed on April 1, 2005).

99.2	Acknowledgement, dated March 24, 2005, by Sears Holdings Corporation (relating to the assumption of the Registration Rights Agreement) (incorporated by reference to Exhibit K to the Amendment to Schedule 13D filed on April 1, 2005).

99.3	Letter Agreement, dated June 2, 2010, between ESL Partners, L.P. and Edward S. Lampert (incorporated by reference to Exhibit 8 to the Amendment to Schedule 13D filed on June 2, 2010).

99.5	Joint Filing Agreement (incorporated by reference to Exhibit 99.5 to the Amendment to Schedule 13D filed on March 11, 2013).

99.6	Form of Letter (incorporated by reference to Exhibit 10.30 to Holdings’ Annual Report on Form 10-K filed on March 20, 2013).

99.7	Loan Agreement, dated September 15, 2014, among Sears, Roebuck and Co., Sears Development Co. and Kmart Corporation, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.7 to the Amendment to Schedule 13D filed on September 16, 2014).

99.8	Participation Agreement, dated September 22, 2014, among PYOF 2014 Loans, LLC, and JPP II, LLC and JPP, LLC (incorporated by reference to Exhibit 99.8 to the Amendment to Schedule 13D filed on September 24, 2014).

99.9	Amended and Restated Participation Agreement, dated September 30, 2014, among PYOF 2014 Loans, LLC, The Fairholme Partnership, LP, and JPP II, LLC and JPP, LLC (incorporated herein by reference to Exhibit 99.9 to the Amendment to Schedule 13D filed on October 1, 2014).

99.10	Form of Subscription Rights Certificate (incorporated herein by reference to Exhibit 99.10 to the Amendment to Schedule 13D filed on October 17, 2014).

99.11	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.11 to the Amendment to Schedule 13D filed on October 28, 2014).

99.12	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE Master I, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.12 to the Amendment to Schedule 13D filed on October 28, 2014).

99.13	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and ESL Partners, L.P. (incorporated herein by reference to Exhibit 99.13 to the Amendment to Schedule 13D filed on October 28, 2014).

99.14	Rights Purchase Agreement, dated as of October 26, 2014, by and between SPE I Partners, LP and Mr. Edward S. Lampert (incorporated herein by reference to Exhibit 99.14 to the Amendment to Schedule 13D filed on October 28, 2014).

99.15	Form of Subscription Rights Certificate (filed herewith).